AS
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14049243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 35603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitz Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pacific Place, 1125 South 103rd Street, Suite 200
(No. and Street)

Omaha	NE	68124-1071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Stoll 402-391-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
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OATH OR AFFIRMATION

I, Kenneth R. Stoll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitz Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
MARY E. BICKELS
My Comm. Exp. Feb. 26, 2014

[Signature]
Signature

Vice President and CFO
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Weitz Securities, Inc.
Year Ended December 31, 2013
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better working world

Weitz Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Weitz Securities, Inc.

We have audited the accompanying financial statements of Weitz Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weitz Securities, Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2014

1402-1205567

Weitz Securities, Inc.

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	338,519
Prepaid expenses		64,286
Due from affiliates *(Note 3)*		34,197
Total assets	$	437,002
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliate *(Note 3)*	$	158,501
Common stock, $1.00 par value 10,000 shares authorized; 10,000 shares issued and outstanding		10,000
Additional paid-in capital		200,541
Retained earnings		67,960
		278,501
Total liabilities and stockholder's equity	$	437,002

See accompanying notes.

1402-1205567

Weitz Securities, Inc.

Statement of Income

Year Ended December 31, 2013

Revenues	
Investment income	$ 35
Distribution fees	289,507
Total revenues	289,542
Expenses ***(Note 3)***	
Compensation	1,662,000
Advertising and promotion	1,372,308
Distribution and service fees	430,859
Occupancy	80,400
Registration	38,650
Insurance	32,954
Legal and audit	25,500
Other	14,400
	3,657,071
Expenses reimbursed by affiliate *(Note 3)*	(3,367,564)
Net expenses	289,507
Net income	$ 35

See accompanying notes.

Weitz Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 200,541	$ 67,925	$ 278,466
Net income	–	–	35	35
Balance, end of year	$ 10,000	$ 200,541	$ 67,960	$ 278,501

See accompanying notes.

Weitz Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2013

Operating activities	
Net income	$ 35
Decrease in prepaid expenses	59,420
Decrease in due to/from affiliates, net	(177,495)
Net increase (decrease) in cash	(118,040)
Cash and cash equivalents, beginning of year	456,559
Cash and cash equivalents, end of year	$ 338,519

See accompanying notes.

Weitz Securities, Inc.

Notes to Financial Statements

December 31, 2013

1. Nature of the Business and Significant Accounting Policies

Nature of Business

Weitz Securities, Inc. (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is subject to the examining authority of the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is the principal underwriter of the Weitz Funds, a family of mutual funds whose investment adviser is Weitz Investment Management, Inc. (Weitz Inc., formerly Wallace R. Weitz & Company) an affiliate under common control with the Company. Since the Company's business is limited to the distribution of mutual funds, the Company claims exemption from Rule 15c3-3, under subparagraph k(1)(ii). The Company's revenues are derived solely from distribution fees from the Investor Class shares of the Weitz Funds and investment income earned from cash equivalents.

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

The Company classifies as cash equivalents those highly liquid investments that are both readily convertible into cash and present insignificant risk of changes in value because of changes in interest rates.

At December 31, 2013, cash equivalents included investments in a government money market mutual fund of $338,519 valued at reported net asset value for which Weitz Inc. acts as investment adviser and transfer agent.

Various inputs can be used in determining the value of the Company's financial instruments. These inputs are used in determining the value of the Company's cash equivalents and are summarized in the following fair value hierarchy:

- Level 1 – Quoted prices in active markets for identical securities,
- Level 2 – Other significant observable inputs (including quoted prices for similar securities),
- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

1. Nature of the Business and Significant Accounting Policies (continued)

Accordingly the Company's cash equivalents are classified as Level 1. There were no transfers between levels during 2013.

Revenue Recognition

Distribution fees are paid by the Investor Class shares of certain of the Weitz Funds pursuant to a distribution agreement adopted in accordance with Rule 12b-1 of the Investment Company Act of 1940. The fees are determined based on the average daily net assets of the applicable Funds and are accrued monthly as earned.

Advertising, Promotion and Service Fees

The Company expenses all advertising and promotion costs as incurred. The Company also pays fees to broker-dealers or other intermediaries who provide distribution and related account services to their clients who hold Investor Class shares of the Weitz Funds. These fees are generally based on the amount of each intermediary's client assets invested in the respective Weitz Fund and are accrued monthly.

Income Taxes

The sole shareholder of the Company has elected to have the Company taxed for Federal and Nebraska income tax purposes as an S corporation under Section 1361 of the Internal Revenue Code and a corresponding section of the state income tax code. Under these provisions, the stockholder's share of the Company's net income or loss for the year is reported on the stockholder's individual tax returns. Accordingly, no provision has been made in the accompanying financial statements for Federal or state income tax expense.

The Company has reviewed its tax positions taken on its income tax returns for each of the three open tax years and as of December 31, 2013 and has determined that no provision for income taxes is required in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $173,248, which was $162,681 in excess of required net capital. The Company's aggregate indebtedness percentage to net capital was 91.49%.

3. Related Party Transactions

The Company has a Service and Distribution Agreement related to the Investor Class of shares of the Weitz Short-Intermediate Income and Partners III Opportunity Funds. The agreement provides for each fund to compensate the Company up to 0.25% of the average daily net assets of each fund's Investor Class of shares for services provided and expenses incurred in connection with the distribution and marketing of the Investor Class shares of each fund. At December 31, 2013, distribution fees of $34,197 were due from the affiliated funds and are included in "Due from affiliate" on the Statement of Financial Condition. On February 11, 2014, the Board of Trustees of the Weitz Funds approved plans for a new dual-class share structure for the Weitz Funds which calls for the termination of the Company's current Service and Distribution Agreement. The plan is subject to certain regulatory approvals and execution of new Fund service agreements with Weitz Inc., which are expected to be completed later in 2014.

Direct and allocated expenses, including compensation, benefits and rent, related to the Company's operations, totaling $3,367,564 were paid by Weitz Inc. pursuant to an expense reimbursement agreement. At December 31, 2013, $158,501 of such expenses were not yet reimbursed and are included in "Due to affiliate" on the Statement of Financial Condition. The Company is economically dependent on Weitz Inc. continuing this practice of paying expenses of the Company. Weitz Inc. has represented that it will continue to support the operations of the Company.

4. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplemental Information

Weitz Securities, Inc.

Schedule I – Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2013

Total stockholder's equity from statement of financial condition	$	278,501
Less non-allowable assets:		
Prepaid expenses		64,286
Due from affiliate		34,197
Less haircuts on securities, money market mutual fund		6,770
Net capital	$	173,248
Total aggregate indebtedness	$	158,501
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness, $158,501)	$	10,567
Net capital in excess of minimum requirement	$	162,681
Percentage of aggregate indebtness to net capital		91.49%

There were no material differences between the audited Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013 Part IIA FOCUS filing.

Weitz Securities, Inc.

Statement Regarding Rule 15c3-3 and Possession and Control

December 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1)(ii) of that Rule.

Supplementary Report

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Weitz Securities, Inc.

In planning and performing our audit of the financial statements of Weitz Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2014

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